Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form F-10 (File No. 333-229512 and 333-240504) of Americas Gold and Silver Corporation of our report dated March 17, 2022, relating to the consolidated financial statements of Americas Gold and Silver Corporation, which appears in this Form 6-K.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Ontario, Canada

March 17, 2022

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.